P.E. 1/1/02 1-14960

02011461

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

National Bank of Greece S.A.

(Registrant)

Date : January 21st, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

NATIONAL BANK OF GREECE

Athens, 19 January 2002

PRESS RELEASE

The National Bank of Greece announces its decision to discontinue the merger process and the relevant discussions with Alpha Bank. Despite its consistent and systematic efforts, the Management of the National Bank of Greece was obliged to reach this decision in the absence of any substantial further progress in the process of negotiations for the consummation of the merger.

Given Alpha bank's insistence on a material deviation from what had so far been agreed upon and jointly announced by the two banks, the National Bank of Greece's duty to the domestic and international investor community was not to prolong any further the current situation.

In the light of the recent developments, the Management of the National Bank of Greece decided to discontinue the merger process acting with respect to the Bank's 160-year-old history and its contribution to the national economy as well as in the best interests of its shareholders, employees and customers.

The National Bank of Greece continues to believe in the strategic importance of creating strong domestic financial institutions with European prospects, endowed with the necessary means to fulfill their mission. The Bank's successful course in recent years vouches for its continued leading role in the domestic banking system and the further strengthening of its presence in international markets.

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201